UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 1-31349	Commission File Number: 333-08354
THOMSON REUTERS CORPORATION	THOMSON REUTERS PLC
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

3 Times Square

New York, New York 10036, United States

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Thomson Reuters Corporation:

Form 20-F ☐           Form 40-F ☒

Thomson Reuters PLC:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-           .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

THOMSON REUTERS CORPORATION
(Registrant)

By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Assistant Secretary

THOMSON REUTERS PLC
(Registrant)

By:	/s/ Marc E. Gold
Name: Marc E. Gold
Title: Assistant Secretary

Date: June 4, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.1	News release dated June 4, 2008 — Thomson Reuters Announces Renewal of Share Repurchase Program for Thomson Reuters Corporation Shares

99.2	Notice of Intention to Make a Normal Course Issuer Bid